SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SRKP 16, Inc.

(Name of Issuer)

         Common Stock

(Title of Class of Securities)

    _______________

(CUSIP Number)

Clifford L. Neuman, Esq.

1507 Pine Street

Boulder, Colorado  80302

               (303) 449-2100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

             January 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    _________

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

         RAPPAPORT, RICHARD

(2)      Check the Appropriate Box if a Member       (a) [  ]
         of a Group*                                                      (b) [ ]

(3)      SEC Use Only

(4)      Source of Funds*            IN

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

         U.S.A.

Number of Shares	(7) Sole Voting Power 1,274,389
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 1,274,389
Person With	(10)Shared Dispositive Power -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

              1,274,389 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)     8.6%

(14)     Type of Reporting Person*       IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 5 Pages

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.0001 per share (the "Common Stock") of SRKP 16, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2500 Broadway, Bldg. F, Suite F-125
Santa Monica, CA 90045.

ITEM 2.      IDENTITY AND BACKGROUND

      (a)-(c)  Richard Rappaport, 1900 Avenue of the Stars, Suite #310, Los Angeles, CA  90067, is employed as Chief Executive Officer of WestPark Capital, Inc.

      (d)-(f)  The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective January 1, 2012, Richard Rappaport ceased to serve as the Trustee of the Amanda Rappaport Trust .  The Amanda Rappaport Trust owned 319,338 shares of Common Stock and warrants to purchase an additional 319,338 shares of Common Stock.  The Reporting Person is no longer deemed to be an indirect beneficial owner of these securities.

Effective January 1, 2012, Richard Rappaport ceased to serve as the sole Trustee of the  Kailey Rappaport Trust.  The Kailey Rappaport Trust owned 319,338 shares of Common Stock and warrants to purchase an additional 319,338 shares of Common Stock.  The Reporting Person is no longer deemed to be an indirect beneficial owner of these securities.

Effective January 11, 2012, the Company consummated an Agreement and Plan of Reorganization (the "Reorganization") by and between the Company and Arrogene NanoTechnology, Inc., a California corporation (“Arrogene”).  Pursuant to the Reorganization Agreement, all outstanding shares of Arrogene common stock and warrants were automatically exchanged for shares of common stock and warrants of the Company.  As a result of the transaction, Arrogene became the wholly-owned subsidiary of the Company.

Prior to the consummation of the Reorganization Agreement, Mr. Rappaport, was the direct beneficial owner of 1,135,420 shares of common stock and warrants to purchase an additional 1,135,420 shares of common stock.  Upon consummation of the Share and Warrant Cancellation Agreement, as amended, completed as part of the Reorganization, all shares were exchanged for 121,715 shares of common stock, and all outstanding warrants were canceled.

Additionally, prior to the Reorganization, WestPark Financial Services, LLC, of which Mr. Rappaport is the control person, was the direct beneficial owner of 2,773,979 shares of common stock and warrants to purchase an additional 2,773,979 shares of common stock.  Upon consummation of the Share and Warrant Cancellation Agreement, as amended, all shares except for 1,152,675 shares of common stock of the Company and all warrants were canceled.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a)      At the close of business on January 11, 2012,  giving effect to the transactions described in Item 3, Mr. Rappaport was the direct beneficial owner of 121,715 shares of Common Stock and WestPark Capital Financial Services, LLC, of which the Reporting Person has sole voting and investment control, owned 1,152,674 shares of Common Stock of the Company.

       Giving effect to the securities held of record by Mr. Rappaport, Mr. Rappaport would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 1,274,389 shares of common stock.   These securities represent 8.6% of the issued and outstanding shares of common stock of the Company on January 12, 2012.

       (b)      Mr. Rappaport has the sole dispositive power with respect to all of the shares of Common Stock identified in Item 5(a) above.

       (c)      Mr. Rappaport has not acquired any shares of common stock during the past sixty (60) days, except as disclosed in this report.

            Mr. Rappaport has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2012 (Date)
__ /s/ R. Rappaport _ (Signature)